July 7, 2011	TSX: HNC
Frankfurt Exchange: WKN-AOB6ST

Correction to June 30th, 2011 News Release:
Amended and Restated March 31, 2011 Financials

As a result of a review by the British Columbia Securities Commission, (the “BCSC”), Hard Creek Nickel Corporation (the “Company”) is issuing the following press release to clarify our disclosure.

Referring to the Company’s previous news release dated June 30, 2011, the Company amended and restated financial statements to include a statement of changes in equity for the three months ended March 31, 2010 and a reconciliation statement of equity and comprehensive income from the previous accounting standard to IFRS for the same period.

The Company wishes to clarify that the disclosure referring to the reconciliation statement of comprehensive income for the period ended March 31, 2010 was incorrect, and should be revised to state the reconciliation statement of comprehensive income for the year ended December 31, 2010 from the previous accounting standard to IFRS.

Please refer to pages 5, 25 and 27, not page 26 as previously stated for details.

On behalf of the Board of Directors,

“Mark Jarvis”

Mark Jarvis, President
Hard Creek Nickel Corporation

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300            F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com